(AN EXPLORATION STAGE COMPANY)

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2009

Fronteer Development Group Inc. Management’s Discussion and Analysis, Second Quarter 2009

This Management’s Discussion and Analysis (“MD&A”) is dated as of August 11, 2009 and should be read in conjunction with the unaudited consolidated financial statements of Fronteer Development Group Inc. (the “Company” or “Fronteer” or “We” or “Our” or “Us”) as at June 30, 2009, and the related notes thereto (collectively the “Financial Statements”). We report our financial position, results of operations and cash flows in accordance with Canadian generally accepted accounting principles (“GAAP”).

Our reporting currency is the Canadian dollar and all amounts in this MD&A are expressed in Canadian dollars unless otherwise stated. As at June 30, 2009 the value of C$1 was US$0.8602 according to the Bank of Canada. Further information on the Company can be obtained from our Annual Information Form ("AIF") for the year ended December 31, 2008, available on SEDAR at www.sedar.com.

2009 FIRST HALF HIGHLIGHTS

  Cash, cash equivalents and short term deposits at June 30, 2009 totaled $159.1 million
  Increased measured and indicated gold resources by 5%
  Increased inferred gold resources by 16%
  Promising drill results from two priority US gold projects
  Completed a share-exchange acquisition of Aurora Energy Resources Inc.
  Hired a Chief Operating Officer

OVERVIEW

Fronteer is a gold-focused exploration company with gold projects in the US and Turkey and a uranium project in Labrador. We have a sufficient treasury to advance our projects toward production and also to acquire a producing or near-term producing gold asset, if the opportunity arises. Our shares are listed on the TSX and the NYSE Amex under the symbol FRG.

Mineral Resources

Our measured and indicated resource base is 3.7 million ounces gold and 31.6 million ounces of silver and our inferred resource base is 1.7 million ounces gold and 4.4 million ounces of silver. The resource base is derived from our interests in six projects and includes our 51% share of the Long Canyon project in Nevada, for which we disclosed an initial resource estimate during the first half of 2009. The inclusion of Long Canyon was responsible for the 5% increase in our measured and indicated gold resource base and the 16% increase in our inferred gold resource base.

We also own 100% of Aurora Energy Resources Inc. (“Aurora”), a uranium exploration and development company. Aurora has a U3O8 resource base of 83.8 million pounds measured and indicated, and 49.8 million pounds inferred, in Labrador. We completed the final stage of our share-exchange acquisition of Aurora on April 21, 2009.

More information about our resource base, for projects other than Long Canyon, is provided in our Annual Information Form dated March 30, 2009, as well as in project technical reports filed on SEDAR. For Long Canyon, summary resource information is provided below and detailed information is available in a National Instrument 43-101 compliant technical report dated April 24, 2009, which is also filed on SEDAR.

Gold Projects

We have a number of gold projects in Nevada. Four of the projects have resource estimates. Of these, the following three currently represent our highest priorities for production:

1.	Long Canyon
2.	Sandman, and
3.	Northumberland.

Fronteer Development Group Inc. Management’s Discussion and Analysis, Second Quarter 2009

In Turkey, we also have a number of gold projects, including the Agi Dai and Kirazli deposits, both of which are being considered for sale. Our highest priority project in Turkey is the Halilaga project, which is under exploration by a joint venture partner but does not yet have a resource estimate.

Management Changes

As of May 1, 2009, Mr. Troy Fierro joined us as Chief Operating Officer, a newly created executive position strengthening the Company’s operational and mine-development expertise and focus. Mr. Fierro has more than 25 years of experience in mine development, including engineering and design, mine construction, project start-up and operations management. Mr. Fierro is a proven operator and his appointment will help accelerate Fronteer’s transition towards gold production. He reports to Mark O’Dea, President and Chief Executive Officer.

OUTLOOK

We expect to disclose a preliminary economic assessment for Long Canyon by year end 2009 and updated resource estimates in 2010 for our Long Canyon and Sandman projects. For the Northumberland project, we have tentative plans to complete a preliminary economic assessment in 2011 that would provide initial estimates for project economics. For the Halilaga project in Turkey, we currently expect to complete an initial resource estimate in 2010, although the timing may be subject to delay, as is further explained in the detailed project discussion below. For our Labrador uranium assets, before the end of 2009 we expect to disclose a preliminary economic assessment with initial estimates for project economics.

At present, we have no revenue-producing operations. At the end of 2009, absent an acquisition or other initiatives, we expect to have approximately $141.4 million in cash, cash equivalents and short term deposits, compared with $159.1 million as at June 30, 2009. We do not believe that the current global recession is having any significant effect on our ability to fund our own projects. In some cases the recession may be a positive development as our cash holdings may allow us to respond quickly to opportunities that may be presented. However, if the recession persists for several years it may limit our ability to develop our projects.

For the second half of 2009, we expect to spend approximately $17.7 million, absent new initiatives. This includes budgeted exploration and related project spending by Fronteer of approximately $15 million for all projects (net of contributions by joint venture partners) and approximately $2.7 million on other expenses and asset acquisitions, net of interest income.

Fronteer Development Group Inc. Management’s Discussion and Analysis, Second Quarter 2009

For our top priority gold projects, actual and anticipated expenditures (net of joint venture recoveries) are summarized in the following tables:

2009 Actual Expenditures and Anticipated Cash Expenses For Priority Gold Projects (Fronteer's Share)

Project	Minerals	Six months ended June 30, 2009 Actual ($ millions)	Anticipated remaining expenditures for 2009 ($ millions)	Fronteer ownership%
Long Canyon, NV.	Gold	2.4	8.5(1)	51%
Sandman, NV. (2)	Gold	0.1	0.05	100%
Northumberland, NV.	Gold	1.5	2.6	100%
Halilaga, Turkey (3)	gold, copper	0.07	0.0	40%
Total		4.07	11.15

(1)	For Long Canyon, the total includes $2.5 million for our share of the purchase price of surface and water rights acquired in Q3/09.

(2)

For Sandman, Fronteer’s share of the exploration expense is insignificant because of a funding agreement with Newmont Mining Company ("Newmont"). The amount listed as Fronteer’s share is for activities such as joint venture monitoring, attending joint venture meetings and legal expenses. See details below. Newmont has a budget of US$5.0 million for Sandman in 2009, of which US$3.1 million was spent in H1.

(3)	For Halilaga, Fronteer’s costs are insignificant because of a funding agreement with a subsidiary of Teck Resources Ltd. who has committed to spend $2.0 million at Halilaga in 2009. See details below.

2009 Q2 AND FIRST HALF PROJECTS UPDATE:

GOLD PRIORITY PROJECTS

Long Canyon (51% owned joint venture)

The Long Canyon Project is located in Elko County in northeastern Nevada, approximately 37 kilometres southeast of the town of Wells, NV. A complete property description, including size and annual holding costs, is contained in the Annual Information Form dated March 30, 2009. The project is controlled by a joint venture in which AuEx Ventures, Inc. of Reno, Nevada has a 49% interest. Fronteer and AuEx each pay their proportionate interest of project costs.

We are the operator and expect to disclose a preliminary economic assessment study by the end of 2009 and an updated resource estimate in 2010. By the end of 2010, our objective is to have permits in place for an expanded Plan of Operations that would increase the area allowed for drilling.

During the first half of 2009, our 51% share of project expenditures (which includes non-cash expenses) totaled $2.4 million, mainly for 7,000 metres of exploration and infill drilling, and metallurgical testing. For the second half of 2009 we expect our share of project cash expenditures will total $8.5 million, including 30,000 metres of additional drilling and the acquisition of additional surface and water rights as described below.

During the second quarter, we disclosed results from column leach testing of bulk samples from Long Canyon road cuts. The results further confirmed that the oxidized gold mineralization at Long Canyon is amenable to low-cost, conventional, heap-leach processing. This testing supported our preliminary conclusions, disclosed on April 27, 2009, from bottle-roll leach testing of the bulk samples.

Subsequent to the end of the second quarter of 2009 we completed the purchase of a total of 11,800 acres of surface rights and 1,657 acre feet per year of high quality water rights, east of the project site, near the city

Fronteer Development Group Inc. Management’s Discussion and Analysis, Second Quarter 2009

of West Wendover, for approximately US$4.3 million of which our share was 51%. AuEx paid its pro rata share.

We have also disclosed that exploration drilling encountered an additional gold zone, called the Syncline Zone, while the infill drilling intersected more wide intervals of high-grade mineralization in the established resource area. The metallurgical holes have been very encouraging and continue to demonstrate the strong continuity and high-grade nature of gold mineralization at Long Canyon.

For the remainder of 2009 we intend to continue significant engineering, environmental, metallurgical, land, and legal programs and establish additional ground water sources both for a potential mine and for nearby communities. To further characterize the deposit, we plan to conduct metallurgical tests from composites generated from 17 large-diameter core holes drilled during the second quarter of 2009. We expect to disclose the test results in the first quarter of 2010. We also intend to complete 30,000 metres of exploration and infill drilling, and carry out ongoing geological mapping, and further rock/soil/road cut sampling.

The Long Canyon initial resource estimate is summarized in the following table. Michael Gustin, PhD, P. Geo, Senior Geologist with Mine Development Associates of Reno, Nevada, is the qualified person responsible for the NI 43-101-compliant resource estimate. We disclosed details of the estimate by news release dated March 13, 2009 and in a technical report dated April 24, 2009, both of which are filed on SEDAR.

Summary Of Initial Resource Estimate: Long Canyon(1)

	Tonnes	g Au/ tonne	oz Au/ ton	Contained gold (oz)
Indicated	4,808,000	2.35	0.069	363,000
Inferred	8,780,000	1.63	0.048	459,000

(1)The estimate is quoted at a cut-off grade of 0.30 grams per tonne gold.

Sandman (100%-owned, subject to 60% earn in by Newmont)

The Sandman Project is located approximately 21 kilometres west of the town of Winnemucca, NV. A complete property description, including size and annual holding costs, is contained in the Annual Information Form dated March 30, 2009. The property currently hosts four closely spaced oxide gold deposits that are near surface and potentially amenable to open pit mining, and open for expansion. We expect to disclose an updated resource estimate in 2010.

Newmont USA, the project operator, is a subsidiary of Newmont Mining Corp. of Denver, Co. one of the world’s largest gold producers. During the first half of 2009 Newmont USA spent approximately US$3.1 million on the project. The budget for the second half of 2009 is US$1.9 million.

During the first half of 2009 Newmont completed 62 drill holes totaling 6,700 metres and conducted preliminary metallurgical work. The plan for the remainder of the year is an additional 20 to 25 holes, or approximately 2,500 metres.

We disclosed during the second quarter the results from Newmont’s first 37 drill holes in the 2009 program. Drilling encountered encouraging, mineralization and established good grades and continuity in two deposits, approximately six kilometres apart.

Newmont USA became operator under a June 2008 agreement with Fronteer and has the right to earn an initial 51% interest in Sandman by June 2011. To earn its initial interest Newmont USA must spend a minimum US$14.0 million on exploration, make a production decision supported by a bankable feasibility study, report reserves, make a commitment to fund and construct a mine, advance the necessary permits, and contribute adjacent mineral interest to the joint venture. Other material details of the agreement between Fronteer and Newmont USA are included in the Annual Information Form dated March 30, 2009.

Fronteer Development Group Inc. Management’s Discussion and Analysis, Second Quarter 2009

As at June 30, 2009, Newmont USA has spent US$6.5 million on the property, or 46% of the required amount to earn its initial interest. As part of phase two, Newmont may earn an additional 9% interest in Sandman by spending a further US$9 million on development.

Northumberland (100%-owned)

The Northumberland Project is located in northern Nye County in central Nevada, approximately 400 kilometres southeast of Reno, Nevada. A complete property description, including size and annual holding costs, is contained in the Annual Information Form dated March 30, 2009. The next major step in developing the property would be a preliminary economic assessment, which is tentatively planned for 2011.

Our first half of 2009 cash project expenses totaled $1.5 million and were focused on acquiring adjacent rights, drilling of the hilltop target, preparing an application to build a 280-metre decline, and other activities, including environmental testing and metallurgical testing as part of a multi-phase metallurgical program.

Subsequent to the end of the second quarter we filed for permits from the state of Nevada to build the decline, which would access the deeper extension of the mineral resource for bulk sampling and exploration drilling. We estimate the cost of the permitting and related engineering expenses for the decline at $2.0 million. The cost of the decline itself, if approved, would be approximately $3.0 million.

If all goes well, we anticipate that the permit will be granted by May 2010. Conditional on approval, we expect to start construction of the decline in the third quarter of 2010 with completion scheduled for year end. We will use the decline for collecting additional metallurgical samples and for construction of underground drilling platforms. During 2011, we will be drilling high grade targets to enhance the confidence level in the distribution and continuity of grade. Data collected from this work would be incorporated into the planned preliminary economic assessment.

Results of the metallurgical review, as disclosed during the second quarter, included the conclusion that Northumberland has good potential for economic development within the current and potentially extended gold price environment. The review recommended processing oxide and transition mineralization through either run-of-mine heap leaching, crushed ore heap leaching and/or milling. The review also highlighted that multiple process alternatives exist for transitional and primary sulfide mineralization.

In September, as part of our continuing comprehensive metallurgical program, we expect to receive results of the testing of 13 metallurgical composites from six core holes. Testing is being conducted at Dawson Metallurgical Laboratories in Salt Lake City, Utah. Other work for the second half of 2009 includes identifying preferred mine development options, regional target generation and minor reclamation of past mining activity including pond relining and heap pad re-contouring.

TURKEY

Halilaga (40% owned)

The Halilaga project is located approximately 45 kilometres southeast of the town of Çanakkale, in Çanakkale province, Turkey. A complete property description, including size and annual holding costs, is contained in the Annual Information Form dated March 30, 2009. The project has a large mineralized system containing porphyry and high sulphidation style gold and copper-gold mineralization.

During Q2/09, we received the operating license for Halilaga. However, additional delays in receiving forestry permits for drill roads are anticipated as the Turkish government works through possible changes to the national mining law as it relates to forestry permits. We initially expected to disclose a project first resource estimate in early 2010. This timing may be delayed if forestry permits are not received in time to complete the year’s planned $2.0 million, 5,000-metre drilling program. Once permits are received, we expect the drilling program can be completed over a period of two or three months. The target is Halilaga’s main mineralized zone, known as Kestane.

Fronteer Development Group Inc. Management’s Discussion and Analysis, Second Quarter 2009

The Halilaga project operator is a Turkish subsidiary (“TCAM”) of Vancouver-based Teck Resources Ltd. TCAM has earned a 60% interest. Until December 31, 2009 it has the right to elect to earn an additional 10% interest (for a total of 70%). In return, TCAM would be required to complete a final feasibility study by 2013 and arrange project debt financing for Fronteer's prorata share of anticipated capital costs. TCAM is required to solely fund the exploration activities in 2009. Other material details of the agreement between Fronteer and TCAM are included in the 2008 Annual Information Form dated March 30, 2009.

Agi Dagi and Kirazli

The Agi Dagi and Kirazli projects are located southeast of Çanakkale, in Çanakkale province. A complete property description for each property, including size and annual holding costs, are contained in the Annual Information Form dated March 30, 2009. Agi Dagi and Kirazli which have defined resources and are currently being offered for sale.

Other interests

Our interests in Turkey also include smaller grass roots projects with minimal exploration expenditures.

In June 2009 Newmont notified us that they were terminating the Yuntdag option agreement. In addition, we sold the Aydin project for approximately $0.1 million in May 2009.

Fronteer Development Group Inc. Management’s Discussion and Analysis, Second Quarter 2009

MICHELIN URANIUM PROJECT

Through Aurora, we own 100% of the Michelin uranium project located east of Kaipokok Bay on the north-east coast of Labrador. A complete property description, including size and annual holding costs, is contained in the Annual Information Form dated March 30, 2009. During the first quarter of 2009 we increased our ownership of Aurora to 92.1% from 42.2% . In April 2009 we completed the acquisition of 100% of Aurora. Before the end of 2009, Fronteer expects to disclose a preliminary economic assessment that will provide initial estimates for project economics.

For May and June, the first two months that we owned 100% of Aurora, Aurora spent approximately $1.7 million on exploration and development. For the second half of 2009, we expect that Aurora will spend a further $1.2 million, before allowing for the $1.5 million in performance bonds that will be refunded to us either in the fourth quarter of 2009 or the first quarter of 2010.

Aurora’s pilot plant leaching and resin-in-pulp extraction tests at the Michelin project produced promising results, as disclosed during the second quarter of 2009. The results strongly support the project’s viability and production potential, including a predicted yield averaging 87.5% uranium recovery from the project’s three mineralized deposits. Tailings test results meet Canadian environmental standards.

The metallurgical test results are from one of several engineering and economic studies Aurora commissioned since January 2008 that are now nearing completion.

Exploration activities in the first half of 2009 were limited to processing of 2008 field data, writing of assessment reports, and project generation. A small field program is planned for August to evaluate all outside licenses of the property that currently have performance bonds posted. Upon completion of the survey, Aurora plans to re-configure its current license boundaries and file for a return of the posted performance bonds.

We are now at the half-way point of a three-year moratorium on uranium mining within Labrador Inuit lands. The Nunatsiavut Government, a regional ethnic government for Labrador Inuit, imposed the moratorium in April 2008 to give it time to develop environmental legislation and finalize their land use plan. Aurora has been meeting with representatives of the government and the Inuit Community to discuss topics related to mining and the Michelin project, most recently in June 2009.

OTHER PROJECTS

Our pipeline includes several grass-roots and early-stage gold and uranium projects in the US and Turkey and Canada.

For the first half of 2009 we spent approximately $0.2 million on our Eastern Great Basin (excluding Long Canyon) and Carlin-Cortez Trend projects in Nevada. The expected expenditures for the remainder of the year is expected to be approximately $1.0 million. We are open to joint venture possibilities in certain designated areas within the land holdings.

During the second quarter of 2009, we granted an option for a period of three years to Enexco International Inc. ("EIC") to acquire up to a 51% interest in certain of the Company's Loomis Mountain claims, part of the Eastern Great Basin Properties. To earn a 51% interest, EIC must incur a minimum of 11,000 metres of drilling and spend an additional US$0.3 million ($0.3 million) on exploring the claims. If after formation of a joint venture, either party’s interest dilutes to below 10%, its interest will be converted to a 2% NSR royalty.

Also during the second quarter of 2009 we granted to an independent third party an option to acquire an undivided 100% interest in our none-core Dos Cabezas property in Arizona. The optionee can exercise the option over a period of three years by making cash payments to us totaling US$0.4 million ($0.5 million). We retain a 2% NSR royalty on the commercial production which can be reduced to 1% for a cash payment of US$0.5 million ($0.6 million). The definitive agreement is being finalized at which time we should receive the first cash payment for the property.

Fronteer Development Group Inc. Management’s Discussion and Analysis, Second Quarter 2009

As the operator of the Baker Lake Uranium Property, Aurora initiated a short exploration program in October 2008 to gather as much relevant field information as possible to facilitate the 2009 exploration program design. Upon the acquisition of 100% Aurora, we decided to halt further exploration at Baker Lake in 2009 and are in discussions with the property owners to extend the date by which Aurora needs to complete its exploration expenditure requirement. In order to maintain its rights under the property option agreement, Aurora was required to spend $3.0 million by September 13, 2009 and $15 million by 2013. To June 30, 2009, we have spent $2.4 million at Baker Lake.

Subsequent to June 30, 2009 we came to an agreement under which we may earn the 70% interest in a Nevada property called Richmond Summit. The property, which covers approximately 5.2 square kilometres within the central Carlin trend, is approximately 8 kilometres south of Newmont’s Carlin Gold mine and approximately 6.4 kilometres northwest of Newmont’s Mike copper-gold deposit. Richmond Summit is currently held 100% by Vancouver-based Redstar Gold Corp. We can earn our interest by completing US$3.25 million ($3.8 million) in work expenditures and paying US$0.25 million ($0.3 million) in cash to Redstar over four years. We will be the project operator and we expect to spend US$0.5 million ($0.6 million) in the first year of the agreement. Detailed exploration plans are currently being prepared.

INVESTMENTS

During the second quarter of 2009 we acquired six million units of Vancouver-based East Asia Minerals Corporation ("East Asia") (TSX-V:EAS) as part of a non-brokered private placement. East Asia has gold and gold-copper projects. Our holding, which is for investment purposes, represents 9.3% of East Asia’s issued and outstanding common shares. At June 30, 2009, the closing price for East Asia’s common shares was $0.81.

Our purchase price was approximately $3.1 million or $0.51 per unit. Each unit is comprised of one common share of East Asia and one-half of one common share purchase warrant. Each whole warrant entitles us to acquire one common share at an exercise price of $0.75 for a period until December 19, 2011. We have also been granted certain access rights and will have the right to maintain our pro rata interest in East Asia through participation in future financings.

RESULTS OF OPERATIONS

THREE AND SIX MONTHS ENDED JUNE 30, 2009 VS.THREE AND SIX MONTHS ENDED JUNE 30, 2008

For the three months ended June 30, 2009, we earned $1.5 million or $0.01 per share while for the six months ended June 30, 2009, we lost $4.0 million or $0.04 per share, compared to a loss of $1.4 million or $0.02 per share and $7.6 million or $0.09 per share for the same periods in the prior year.

Operating expenses totaled $5.7 million and $11.7 million for the three and six months ended June 30, 2009, up 103% and 22% from $2.8 million and $9.6 million a year earlier. The reasons for the increase was an increase in wages and benefits, office and general expenses, professional fees, investor relations, promotion and advertising and listing and filing fees, offset by a decrease in stock based compensation expense. Writedowns of exploration expenses were $0.6 million for the three and six months ended June 30, 2009 compared to $0.03 and $0.3 million for the same period in 2008. Comparative 2008 figures do not include the results of Aurora’s operations as the Company was equity accounting for its investment in Aurora. Commencing March 3, 2009 the Company consolidated the results of operations of Aurora.

Stock based compensation expense, arising from the vesting of granted employee stock options, totaled $0.8 million and $3.3 million for the three and six months ended June 30, 2009, as compared to $0.6 million and $4.7 million for the same period in 2009. Stock based compensation expense varies from prior to period depending upon whether options are granted in a period and whether options have fully vested, or are cancelled.

Wages and benefits increased to $1.6 million and $2.8 million for the three and six months ended June 30, 2009 up 114% and 107% as compared to $0.7 million and $1.3 million for the same period in 2008. We began to consolidate the results of Aurora Energy Resources Inc. upon acquiring control of Aurora in

Fronteer Development Group Inc. Management’s Discussion and Analysis, Second Quarter 2009

March 2009, which resulted in the recognition of additional wages and benefits expense. Prior to March 2009, Aurora was accounted for as an equity investment with our share of Aurora's income or loss separately identified on the statement of operations. In addition, we realized a greater number of employees in 2009 and recognized a general increase in administrative wages over the prior period. In addition, wages and benefits increased as a result of severance paid to employees who were terminated during the period. Exploration staff salaries for work performed on a specific project are charged to exploration properties and deferred exploration expenditures when incurred.

Office and general expenses were $1.1 million and $1.6 million for the three and six months ended June 30, 2009, up 175% and 166% from $0.4 and $0.6 million for the same period in the prior year. The increase is directly attributable to the consolidation of Aurora results upon completion of the acquisition of Aurora, an overall increase in the number of employees and an increase in annual insurance costs over 2008.

Professional fees, which include legal, audit, accounting and financial advisory fees increased to $0.4 million and $1.0 million for the three and six months ended June 30, 2009, up 33% and 56% from $0.3 million and $0.6 million for the same periods in the prior year. The increase in fees is primarily attributed to ongoing legal work on various legal matters, additional assistance preparing our annual corporate filings, and fees paid to consultants to assist us with new accounting requirements and financial advisory fees. Transaction costs related to the acquisition of Aurora totaled $2.35 million and have been capitalized as part of our investment in Aurora.

Investor relations, promotion and advertising expenses were $0.5 million and $0.8 million for the three and six months ended June 30, 2009, up 116% and 118% from $0.2 and $0.4 million for the same periods in 2008. The increase was primarily attributable to the acquisition of Aurora’s operations and timing of and increased costs for travel and related trade shows.

Listing and filing fees totaled $0.1 million and $0.3 million for the three and six months ended June 30, 2009. Listing and filing fees for the same period in 2008 were $0.02 million and $0.2 million. We incurred additional filing fees associated with the issuance of additional shares and assumption of the Aurora options as a result of the Aurora acquisition.

Other income which consisted primarily of foreign exchange gains or losses, interest income and mark to market adjustments on share purchase warrants acquired in 2009, totaled $5.8 million and $4.4 million for the three and six months ended June 30, 2009 as compared to $0.9 million and $1.4 million for the same periods in 2008. Interest income increased over 2008, as a result of the increased average cash balances resulting from the Aurora acquisition, offset by lower realized interest rates. We realized a $2.8 million foreign exchange gain for the six months ended June 30, 2009 compared to a foreign exchange loss of $0.9 million for the same period in 2008. We have a sizeable future income tax liability that is denominated in United States dollars. The United States dollar weakened considerably during 2009, resulting in the realization of the unrealized foreign exchange gain. We also recognized a $0.4 million positive mark to market adjustment on warrants of East Asia.

Total assets at June 30, 2009, were $514.2 million up 27% from $403.5 million at December 31, 2008, primarily as a result of the acquisition of Aurora and consolidation of Aurora's assets and liabilities in March 2009. Offsetting the Aurora acquisition was cash used in operating activities of 8.0 million. For the six months ended June 30, 2009, we realized cash inflows from the exercise of options of approximately $0.3 million, offset by net cash exploration expenditures of $5.0 million (net of recoveries of $2.6 million).

We have not yet determined whether any of our exploration properties contain resources that are economically recoverable. All direct costs associated with exploration of these properties are capitalized as incurred. If the property proceeds to development, these costs become part of pre-production and development costs of the mine. If a property is abandoned or continued exploration is not deemed appropriate in the foreseeable future, the related deferred expenditures are written off.

Deferred exploration and acquisition expenditures, net of recoveries for the six months ended June 30, 2009, totaled $6.0 million. This includes deferred exploration and acquisition expenditures related to our project in Labrador and Nunavut from March 3, 2009 to June 30, 2009 of $1.7 million. We periodically

Fronteer Development Group Inc. Management’s Discussion and Analysis, Second Quarter 2009

assesses the carrying value of its exploration projects and future plans for the properties and makes adjustments to carrying values as required.

ACQUISITION OF AURORA

On March 2, 2009, we increased our ownership of Aurora to 92.1% of the issued and outstanding shares from 42.2% by issuing 30,134,229 of our common shares at a price of $2.90. As a result of our significant shareholding in Aurora, we began to consolidate 100% of the financial results of Aurora. We completed a second-step acquisition on April 21, 2009 by issuing issued a further 4,806,661 of our shares for the remaining 7.9% of Aurora. The transaction has been accounted for as an asset purchase and the cost of each item of property, plant and equipment acquired as part of the group of assets acquired was determined by allocating the price paid for the group of assets to each item based on its fair value at the time of the acquisition.

Based upon the March 2, 2009, balance sheet of Aurora, the preliminary allocation of the purchase price, summarized in the table below (in thousands of dollars), is subject to change1.

Purchase price:
34,940,890 common shares of Fronteer	$101,329
Options exercisable into shares of Fronteer	3,023
Acquisition costs	2,357
$106,709
Existing book value of equity investment in Aurora	74,042
$180,751

The purchase price and existing book value of equity investment in Aurora were allocated as follows:

Net assets acquired:
Current assets	$98,503
Other assets	1,800
Exploration properties and deferred exploration expenditures	92,819
Other liabilities	(3,378)
Future income tax liability	(8,993)
$180,751

_______________________________
1 The preliminary purchase price allocation is subject to change and is based upon management's current best estimate of the value of the assets and liabilities of Aurora. This estimate may be refined over the coming months. During the second quarter, management revised its total for acquisition costs to reflect additional costs to complete the second step of the Aurora acquisition

Fronteer Development Group Inc. Management’s Discussion and Analysis, Second Quarter 2009

SUMMARY OF QUARTERLY RESULTS (unaudited)

The following information (in thousands of $) is derived from the Company’s quarterly consolidated financial statements for the past eight quarters, along with an explanation for the significant items resulting in variances from quarter to quarter:

	June 2009 $	Mar 2009 $	Dec 2008 $	Sept 2008 $	Jun 2008 $	Mar 2008 $	Dec 2007 $	Sep 2007 $
Income (loss) before discontinued operations	1,486	(5,452)	(19,039)	(5,086)	(1,360)	(6,223)	34,874	(3,868)
Basic earnings (loss) per share before discontinued operations	0.01	(0.06)	(0.23)	(0.06)	(0.02)	(0.07)	0.51	(0.06)
Diluted loss per share before discontinued operations	0.01	(0.06)	(0.23)	(0.06)	(0.02)	(0.07)	0.50	(0.06)
Net earnings (loss) for the period	1,486	(5,452)	(19,039)	(5,086)	(1,360)	(6,223)	34,874	(3,868)
Basic earnings (loss) per share for the period	0.01	(0.06)	(0.23)	(0.06)	(0.02)	(0.07)	0.51	(0.06)
Diluted earnings (loss) per share for the period	0.01	(0.06)	(0.23)	(0.06)	(0.02	(0.07)	0.50	(0.06)

For the three months ended June 30, 2009, we incurred a significant increase in operating expenses, primarily as a result of consolidating the results of Aurora for a full quarter. During the quarter, we wrote-off $0.6 million in mineral property and deferred exploration costs attributed to the Mill Creek and Bell Creek properties, upon abandonment of the mineral leases. An internal assessment of the leases determined that further work was not warranted. We also realized a $4.1 million foreign exchange gain, primarily on a U.S. dollar denominated future income tax liability, as a result of the weakening U.S. dollar during the quarter.

For the three months ended March 31, 2009, we recorded stock-based compensation expense (non-cash expense) of $2.4 million. We also recognized a foreign exchange loss of $1.3 million, which arose mainly on the revaluation of a U.S. dollar denominated future income tax liability and we realized our portion of the equity loss in Aurora up to March 2, 2009 of $0.9 million. We began to consolidate 100% of the results of Aurora after March 2, 2009. Finally, we recorded a significant future income tax recovery of $1.8 million.

For the three months ended December 31, 2008, we wrote-off exploration expenditures totaling $8.7 million, primarily relating to our Wernecke Properties in the Yukon, Canada and recorded a stock-based compensation expense (non-cash expense) of $0.6 million. A significant foreign exchange loss of $9.3 million was recorded in the quarter, which arose mainly on the revaluation of a U.S. dollar denominated

Fronteer Development Group Inc. Management’s Discussion and Analysis, Second Quarter 2009

future income tax liability. We also recorded a future income tax recovery of $2.7 million.

For the three months ended September 30, 2008, the Company recorded a stock-based compensation expense (non-cash expense) of $0.7 million. We also recognized a foreign exchange loss of $1.5 million, which arose mainly on the revaluation of a U.S. dollar denominated future income tax liability. We also recorded a future income tax recovery of $0.5 million and wrote-off exploration expenditures totaling $1.6 million, primarily relating to the Antelope Creek property.

For the three months ended June 30, 2008, we recorded a stock-based compensation expense of $0.6 million. We also recognized a foreign exchange gain of $0.7 million, which arose mainly on the revaluation of its future income tax liability. The Company also recorded a future income tax recovery of $0.6 million.

For the three months ended March 31, 2008, we recorded a stock-based compensation expense (non-cash) of $4.1 million. The Company also recognized a foreign exchange loss of $1.6 million, which arose mainly on the revaluation of a U.S. dollar denominated future income tax liability. The Company also recorded a gain on sale of its investment in Latin American Minerals Inc. of $1.8 million.

For the three months ended December 31, 2007, the Company recorded a dilution gain of $42,248,674 on the reduction of its ownership in Aurora from 46.77% to 42.31% as a result of a bought deal financing by Aurora which raised gross proceeds of $111,672,600. The Company also realized its share of Aurora’s net loss for the period of $520,427.

For the three months ended September 30, 2007, the Company recorded stock-based compensation of $1,137,562. The Company also recognized its share of Aurora’s operating loss amounting to $644,478 offset by a dilution gain of $16,017. Also the Company recognized a loss in the change in fair value of its financial instruments of $989,634 due to the depreciation of the market price of LAT.

LIQUIDITY

The Company currently has no operating revenues other than interest income and relies primarily on equity financing as well as the exercise of options to fund its exploration and administrative costs.

The Company had the following contractual obligations as at June 30, 2009:

	Payments Due by Period (in thousands of $)
Contractual obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Operating leases	4,643	626	1,827	1,004	1,186
Property leases(1)	1,915	142	303	295	1,175
Other Long Term Obligations(2)	1,342	251	-	-	1,091

(1)	the majority of these payments are optional. Should the Company wish to give up the claim or lease, the payment is not required.

(2)	other long term obligations relate to the long term asset retirement obligation outlined on the Company’s balance sheet.

The Company has no debt. The only long-term lease commitments are the operating leases for the Company’s office premises and equipment. The Company also has obligations on its mineral property interests that should the Company wish to continue having a right to the mineral interest of a property, cash payments to the government or underlying land or mineral interest owner, may be required. Most of these are not firm commitments, with such obligations being eliminated should the Company choose to no longer invest funds exploring the property.

At June 30, 2009, we had cash, cash equivalents and short-term deposits on our balance sheet of $159.1 million and working capital of $158.0 million as compared to cash, cash equivalents and short-term

Fronteer Development Group Inc. Management’s Discussion and Analysis, Second Quarter 2009

deposits of $81.0 million and working capital of $78.4 million at December 31, 2008. The change in cash, cash equivalents and short-term deposits and working capital of $78.1 million and $79.6 million, respectively, is primarily due to our acquisition of and commencement of consolidation of Aurora and its financial statements since March 3, 2009, offset by cash exploration expenditures of $7.6 million and cash used in operations of $8.0 million. At August 11, 2009, we have cash and short term deposits of approximately $152 million.

We believe that this is sufficient to fund our currently planned exploration and administrative budget through 2009 and beyond and should provide us sufficient resources to actively pursue acquisitions for our exploration and development property portfolio without the need to raise capital in the near to mid term.

HEALTH, SAFETY AND ENVIRONMENT

We place a great emphasis on providing a safe and secure working environment for all of our employees and protecting the environment. During the quarter, there were no lost time accidents or significant environmental incidents at any of our operations. At Long Canyon, we have hired a safety coordinator to design and monitor employee health and safety programs to further improve the safety of our employees. It is anticipated these measures will also be rolled out at our other significant operations in the near future.

We are subject to federal, provincial, territorial and state, and local environmental laws and regulations. We have put in place ongoing pollution control and monitoring programs at our properties, and posted surety bonds as required for compliance with provincial, state and local closure, reclamation and environmental obligations. Estimated future reclamation and property closure costs are based on current legal and regulatory requirements. We record the fair value of reclamation and property closure costs, as determined by an independent consultant, in the period in which they are incurred. A corresponding amount is added to the carrying amount of the associated asset and depreciated over the asset's life. Ongoing reclamation activities associated with exploration stage properties are capitalized to exploration in the period incurred.

At June 30, 2009, the Company has recorded a liability totaling $1.3 million, primarily for its reclamation obligation with respect to the Northumberland deposit, which as seen past production. Reclamation of disturbance from prior mining activity, primarily related to re-claiming historic leach pads at Northumberland, is anticipated to be carried out in 2009. The Company has posted reclamation bonds of $3.4 million, primarily relating to Northumberland, in satisfaction of this estimated obligation. The Company does not believe it has any other significant reclamation liability, due to the early stage nature of its remaining exploration projects.

The significant remaining environmental risks associated with our exploration projects relate to handling of fuel and fuel storage systems. These risks are mitigated through the use of various spill protection equipment such as berms and bladders. We have also developed emergency plans in the event a significant spill does occur. Many of our projects are subject to periodic monitoring by government agencies with respect to its environmental protection plans and practices which in many circumstances must be spelled out when applying for exploration permits.

The Bureau of Mining Regulation and Reclamation (“BMRR”), in cooperation with other state, federal and local agencies, regulate mining activities in Nevada under regulations adopted in 1989. The Nevada Administrative Code (“NAC”) 445A.350-NAC 445A.447 and NAC 519A.010 - NAC 519A.415 were developed to implement the requirements of the Nevada Revised Statutes (“NRS”) 445A.300-NRS 445A.730 and (NRS) 519A.010 - NRS 519A.290. BMRR is composed of three distinct technical branches; regulation, closure and reclamation. It is the mission of BMRR to ensure that Nevada's waters are not degraded by mining operations and that the lands disturbed by mining operations are reclaimed to safe and stable conditions to ensure a productive post-mining land use. These laws and regulations are the primary pieces of legislation governing the Company’s activities which have resulted in the Company recognizing its reclamation obligation.

The Regulation Branch of the BMRR has responsibility for protecting waters of the State under the water pollution control regulations. The branch consists of the permitting and inspection sections. The permitting section issues Water Pollution Control Permits to ensure that the qualities of Nevada’s water

Fronteer Development Group Inc. Management’s Discussion and Analysis, Second Quarter 2009

resources are not impacted by mining activity. The inspection section conducts regular inspections during the life of a mining facility to confirm that operations are in compliance with permit requirements.

The Closure Branch of the BMRR also has the responsibility of protecting waters of the state under the water pollution control regulations. This branch works with facilities at the cessation of operations to ensure that all components are left chemically stable for the long term. The Closure Branch issues water pollution control permits and conducts inspections to ensure that the mine site, in the closure and post-closure period, will not degrade waters of the State.

The Reclamation Branch of the BMRR regulates exploration and mining operations in Nevada on both private and public lands. The Branch issues permits to exploration and mining operations to reclaim the disturbance created to a safe and stable condition to ensure a productive post-mining land use. An operator must obtain a reclamation permit prior to construction of any exploration, mining or milling activity that proposes to create disturbance over 5 acres or remove in excess of 36,500 tons of material from the earth. In addition to obtaining a reclamation permit, an operator must file a surety bond with the Division or federal land manager to ensure that reclamation will be completed, should an operator default on the project.

In summary, BMRR works with industry and the public to ensure that mining operations in the state, from initial design through reclamation, do not negatively impact the environment and that the land will be returned to a productive post-mining use.

In Labrador, any exploration work carried out by mining companies on the Labrador Inuit Settlement Area land is governed by the Government of Newfoundland and Labrador, Mines & Energy, and is subject to the RSNL1990 CHAPTER M-12 MINERAL ACT [Paragraph 4(1)(a), subsections 4(2), (3) & (4) and section 44 to be proclaimed - (See subsection 4(5) and 44(2))]; Amended: 1991 c36 s74; 1992 cF-7.1 s20; 1992 c41; 1994 c14; 1995 c11; 1995 c12; 1997 c13 s44; 1998 c14; 1999 cM-15.1 s25; 2000 c10; 2002 cW-4.01 s101; 2004 c17; 2004 cL-3.1 s48; 2006 c40 s21; 2008 c53. Specific regulations on how mining companies should carry out their work while minimizing their environmental impact can be found in Environmental Guidelines for Construction and Mineral Exploration Companies.

Any exploration work on Labrador Inuit Land in Labrador is governed by the Nunatsiavut Government and is subject to the joint legislation filed on March 27, 2007 titled “NEWFOUNDLAND AND LABRADOR, REGULATION 39/07 - Mineral Exploration Standards Regulations under the Labrador Inuit Land Claims Agreement Act (O.C. 2007-153).

The amounts recorded for reclamation costs are estimates unique to a property based on estimates provided by independent consulting engineers and the Company's assessment of the anticipated timing of future reclamation and remediation work required to comply with existing laws and regulations. Actual costs incurred in future periods could differ from amounts estimated. Additionally, future changes to environmental laws and regulations could affect the extent of reclamation and remediation work required to be performed by the Company. Any such changes in future costs could materially impact the amounts charged to operations for reclamation and remediation. To reduce the uncertainty of the amount of the liability, we have contracted SRK Consulting to review and analyze the disturbance at each property in Nevada and estimate the cost of reclamation for each site using current dollars. This was then inflation adjusted and discounted to December 31, 2008, to arrive at the liability amount. The amount has not been updated at June 30, 2009. The liability will again be assessed at December 31, 2009 and will factor in the 2009 exploration and reclamation activities in 2009.

CAPITAL RESOURCES

The Company at June 30, 2009 has $159.1 million in cash, cash equivalents and short-term deposits. The Company at June 30, 2009, has 13,098,124 stock options (including former Aurora options) outstanding which could potentially bring an additional $87.2 million to the Company’s treasury upon exercise. At June 30, 2009, a total of 5,666,074 outstanding options with a weighted average exercise price of $2.65 were actually in the money. The Company has no outstanding debt facility upon which to draw.

OFF-BALANCE SHEET ARRANGEMENTS

Fronteer Development Group Inc. Management’s Discussion and Analysis, Second Quarter 2009

We have approximately US$3.4 million in standby Letters of Credit with a US bank for the completion of reclamation on its mineral properties in the USA. These standby letters of credit are backed, in the most part by Certificates of Deposits.

We have no other off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

We had no related party transactions during the period.

DISCLOSURE CONTROLS AND PROCEDURES

During the quarter ended June 30, 2009, the Company’s Chief Executive Officer and Chief Financial Officer performed an evaluation of the effectiveness of the Company’s existing disclosure controls. Based upon the evaluation performed, management is confident that the material information related to the Company and its subsidiaries, is known to management and that our disclosure controls and procedures will be effective on an ongoing basis.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Our management, with the participation of its Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the Chief Financial Officer, our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles (“GAAP”). Our controls include policies and procedures that:

  pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP; and
  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the annual financial statements or interim financial statements.

There has been no change in our internal control over financial reporting during the Company’s quarter ended June 30, 2009 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

We acquired control of Aurora on March 2, 2009. The Company has not yet performed an assessment of the internal controls on Aurora but plans to do so by December 31, 2009.

LIMITATIONS OF CONTROLS AND PROCEDURES

Our management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error of fraud may occur and not be detected.

Fronteer Development Group Inc. Management’s Discussion and Analysis, Second Quarter 2009

CRITICAL ACCOUNTING ESTIMATES

The preparation of our consolidated financial statements requires management to make estimates and assumptions regarding future events. These estimates and assumptions affect the reported amounts of certain assets and liabilities and disclosure of contingent liabilities.

Significant areas requiring the use of management estimates include the determination of impairment of equipment and mineral property interests, environmental and reclamation obligations, rates for depreciation and amortization, variables used in determining stock-based compensation and assessments of control of variable interest entities. These estimates are based on management's best judgment. Factors that could affect these estimates include, but are not limited to, risks inherent in mineral exploration and development, changes in reclamation requirements, changes in government policy, changes in foreign exchange rates and changes in mineral prices.

Management has assessed the carrying value of its assets in light of the current global economic situation, and other than write-downs to certain mineral property interests, does not believe the remaining assets have suffered any impairment. The price of gold remains strong and we believe that the price of uranium, a very illiquid market, should improve with time as global demand for energy continues. Management assesses the exploration results of its exploration projects and determines whether results to date warrant further exploration. If results do not indicate potential for a property, the deferred exploration costs are written off.

We believe we have made adequate accruals with respect to any significant environmental liabilities that may have been incurred to date. We have the responsibility to perform reclamation in certain jurisdictions upon completion of activities. The costs to complete this reclamation are estimated and have been accrued as a liability in the financial statements.

Management has made significant assumptions and estimates in determining the fair market value of stock-based compensation granted to employees and non-employees. These estimates have an effect on the stock-based compensation expense recognized and the contributed surplus and share capital balances on our balance sheet. Management has made estimates of the life of stock options, the expected volatility and the expected dividend yields that could materially affect the fair market value of this type of security. The estimates were chosen after reviewing the historical life of the options and analyzing share price history to determine volatility.

We are not currently, and have not at any time during our most recently completed financial year, been a party to, nor has any of its property been the subject of, any material legal proceedings or regulatory actions. Except as described below, the Company is not aware of any such proceedings or actions threatened or known to be contemplated.

LEGAL MATTERS

See the Company's AIF and MD&A for the year ended December 31, 2008, available on SEDAR at www.sedar.com, for a detailed discussion of Legal matters affecting the Company. These legal matters continue to be discussed between us and the parties in question. To the date of this report, no claim has been filed in court. We continue to be of the belief that these claims have no merit and will vigorously defend our self and our directors should any claim be filed. No amounts have been accrued for any potential loss under these complaints.

FINANCIAL INSTRUMENT RISK EXPOSURE AND RISK MANAGEMENT

We are exposed in varying degrees to a variety of financial instrument related risks. The types of risk exposure and the way in which such exposure is managed is provided as follows:

Fronteer Development Group Inc. Management’s Discussion and Analysis, Second Quarter 2009

Credit Risk

Our credit risk is primarily attributable to its liquid financial assets. We limit exposure to credit risk and liquid financial assets through maintaining our cash and equivalents, short term deposits with Canadian Chartered Banks and our reclamation deposits with A+ or higher rated US financial institutions. We do not have financial assets that are invested in asset backed commercial paper.

Liquidity Risk

We manage our capital in order to meet short term business requirements, after taking into account cash flows from operations, expected capital expenditures and our holdings of cash and cash equivalents. We believe that these sources should be sufficient to cover the likely short term requirements. In the long term, we may have to issue additional shares to ensure there is sufficient capital to meet long term objectives. Our cash and equivalents are invested in business bank accounts and are available on demand for our programs, and are not invested in any asset backed deposits/investments. All financial liabilities are payable within a 90 day period and are to be funded from cash on hand.

Market Risk

The significant market risks to which we are exposed are foreign exchange risk, interest rate risk and commodity price risk. These are further discussed below:

Foreign Exchange Risk

The results of our operations are exposed to currency fluctuations. Our operating results and financial position are reported in Canadian dollars in our consolidated financial statements. The fluctuation of the US dollar and other currencies in relation to the Canadian dollar will consequently have an impact upon our financial results and may also affect the value of our assets, liabilities and shareholders’ equity. We have not entered into any derivative contracts to manage foreign exchange risk at this time.

Financial instruments that impact our net loss or other comprehensive loss due to currency fluctuations include: US dollar denominated cash, accounts receivable and accounts payable. The sensitivity of the Company’s net loss and other comprehensive loss due to changes in the exchange rate between the US dollar and the Canadian dollar is summarized in the table below (dollar amounts in thousands):

	As at June 30, 2009
	10%	10%
	increase in USD	decrease in USD
(Increase) decrease in net loss and	$1,010	$(918)
comprehensive loss

Our exposure in Turkey on fluctuations of the Turkish Lira is considered minimal given lower levels of activity.

Interest Rate Risk

We are exposed to interest rate risk on our outstanding short term investments. Our policy is to invest cash at fixed and floating interest rates and cash reserves are to be maintained in cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. We monitor this exposure and do not enter into any derivative contracts to manage this risk.

Our interest rate risk mainly arises from the interest rate impact on our cash and cash equivalents and short term deposits. Cash and cash equivalents receive interest based on market interest rates. Based on cash and cash equivalents and short-term deposits outstanding at June 30, 2009, with other variables unchanged, a 1% change in the interest rate would decrease (increase) our net loss by $0.5 million. There would be no significant effect on other comprehensive income.

Commodity Price Risk

Fronteer Development Group Inc. Management’s Discussion and Analysis, Second Quarter 2009

The value of our mineral resource properties and equity investments are related to the price of gold, uranium, copper and other minerals and the outlook for these minerals. We do not have any hedging or other commodity based risks respecting our operations.

Gold, uranium, copper and other mineral prices historically have fluctuated widely and are affected by numerous factors outside of our control, including, but not limited to, industrial demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and certain other factors related specifically to gold.

Fair Value Estimation

The carrying value of our financial assets and liabilities approximate their estimated fair value.

The fair value of the asset retirement obligations are determined by discounting the value of the estimated future reclamation and property closure costs using a risk-free discount rate.

Our financial liabilities are not exposed to interest rate risk.

Equity Price Risk

Equity price risk is the risk that the fair value of, or future cash flows from the Company’s financial instruments will significantly fluctuate because of changes in market prices. We are exposed to equity price risk in trading investments and unfavorable market conditions that could result in dispositions of our investments at less than favorable prices. Additionally, we mark our investments to market at each reporting period. This process could result in significant write downs of our investments over one or more reporting periods, particularly during periods of declining resource equity markets.

CHANGES IN ACCOUNTING POLICIES

In February 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, replacing Section 3062,

Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs. The new pronouncement establishes standards for the recognition, measurement, presentation, and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. This Section has been adopted as it became effective in the first quarter of 2009. This new standard does not have a material impact on our consolidated financial statements.

NEW ACCOUNTING PRONOUNCEMENTS

Future Accounting Changes

Convergence with International Financial Reporting Standards

In February 2008, Canada’s Accounting Standards Board confirmed that Canadian GAAP, as used by public companies, will be converged with International Financial Reporting Standards (“IFRS”) effective January 1, 2011. The transition from Canadian GAAP to IFRS will be applicable for us for the first quarter of 2011 when we will prepare both the current and comparative financial information using IFRS.

While IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences on recognition, measurement, and disclosures. We commenced our IFRS conversion project in late 2007. The project consists of four phases: raise awareness; assessment; design; and implementation. With the assistance of an external expert advisor, we have completed a high level review of the major differences between Canadian GAAP and IFRS as applicable to us, assessed the options under IFRS 1 upon conversion to IFRS, and have begun to develop our formal accounting policies under IFRS. We are in process of hiring additional staff to head up the IFRS conversion team and formally oversee the change. We will also establish a communications plan, begin to develop staff training programs, and evaluate the impact of the IFRS transition on other business activities.

Fronteer Development Group Inc. Management’s Discussion and Analysis, Second Quarter 2009

Consolidated Financial Statements

In January 2009, the CICA issued Section 1601, Consolidated Financial Statements, which replaces the existing standard. This section establishes the standards for preparing consolidated financial statements and is effective for periods beginning on or after January 1, 2011. We do not expect the adoption of this standard to have a material impact on it consolidated financial standards.

Business Combinations

In January 2009, the CICA issued a new Canadian standard, Handbook Section 1582, Business Combinations. This section specifies a number of changes including: an expanded definition of a business, a requirement to measure all business acquisitions at fair value, a requirement to measure non-controlling interests at fair value and a requirement to recognize acquisition-related costs as expenses. Section 1582 applies prospectively to business combinations occurring on or after January 1, 2011.

In December 2007, the FASB issued SFAS 141(R) - Business Combinations (“SFAS 141(R)”) and SFAS 160 – Non-controlling Interests in Consolidated Financial Statements (“SFAS 160”), which are both effective for fiscal years beginning after December 15, 2008.

SFAS 141(R), which will replace SFAS 141 – Business Combinations (“SFAS 141”), is applicable to business combinations consummated after the effective date of December 15, 2008. Under SFAS 141(R), business combinations will be accounted for under the “acquisition method”, compared to the “purchase method” required by SFAS 141. The significant changes that will result from applying the acquisition method of SFAS 141(R) include: (i) the definition of a business is broadened to include development stage entities, and therefore more acquisitions will be accounted for as business combinations rather than asset acquisitions; (ii) the measurement date for equity interests issued by the acquirer is the acquisition date instead of a few days before and after terms are agreed to and announced, which may significantly change the amount recorded for the acquired business if share prices differ from the agreement and announcement date to the acquisition date; (iii) all future adjustments to income tax estimates will be recorded to income tax expense, whereas under SFAS 141, certain changes in income tax estimates were recorded to goodwill; (iv) acquisition-related costs of the acquirer, including investment banking fees, legal fees, accounting fees, valuation fees, and other professional or consulting fees will be expensed as incurred, whereas under SFAS 141, these costs are capitalized as part of the cost of the business combination; (v) the assets acquired and liabilities assumed are recorded at 100% of fair value even if less than 100% is obtained, whereas under SFAS 141, only the controlling interest’s portion is recorded at fair value; and (vi) the non-controlling interest will be recorded at its share of fair value of net assets acquired, including its share of goodwill, whereas under SFAS 141, the non-controlling interest is recorded at its share of carrying value of net assets acquired with no goodwill being allocated.

Under SFAS 160, non-controlling interests will be measured at 100% of the fair value of assets acquired and liabilities assumed. For presentation disclosure purposes, non-controlling interests will be classified as a separate component of shareholders’ equity. In addition, SFAS 160 will change the manner in which increases and decreases in ownership percentages are accounted for. Changes in ownership percentages will be recorded as equity transactions and no gain or loss will be recognized as long as the parent retains control of the subsidiary. When a parent company deconsolidates a subsidiary but retains a non-controlling interest, the non-controlling interest is re-measured at fair value on the date control is lost and a gain or loss is recognized at that time. Under SFAS 160, accumulated losses attributable to the non-controlling interests are no longer limited to the original carrying amount, and therefore non-controlling interests could have a negative carrying amount. The provisions of SFAS 160 are to be applied prospectively with the exception of the presentation and disclosure provisions, which are to be applied for all prior periods presented in the financial statements. Early adoption is not permitted.

RISKS AND UNCERTAINTIES

There have been no significant changes to our risk factors during the quarter ended June 30, 2009. For a further discussion of the risks inherent in the Company see the “Risks and Uncertainties” section of the MD&A for the year ended December 31, 2008 and the section titled “Risk Factors” contained in our most recently filed AIF available on Sedar at www.sedar.com.

Fronteer Development Group Inc. Management’s Discussion and Analysis, Second Quarter 2009

OUTSTANDING SHARES

The following table outlines the common shares outstanding subsequent to the quarter end to August 11, 2009:

Number of
common shares
Balance, June 30, 2009	118,737,065
Shares issued on exercise of options	24,250
Balance, August 11, 2009	118,761,315

OTHER SUBSEQUENT EVENTS

Subsequent to June 30, 2009, 100,000 options were granted at an exercise price of $4.35 exercisable for a period of 10 years. Also 24,250 options were exercised for total proceeds of $73,535 to the Company.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated production, costs of production, reserve and resource determination, timing of engineering and economic studies and exploration programs. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, or “will be taken”, “occur”, or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual risks, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions, including risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in the Company’s annual information form for the year ended December 31, 2008 incorporated by reference into the Company’s Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws. Please refer to the above noted documents for a detailed description of the risks of an investment in the Company.

CAUTIONARY LANGUAGE REGARDING RESOURCES

Readers should refer to the AIF of the Company for the year ended December 31, 2008 and other continuous disclosure documents filed by the Company since January 1, 2009 available at www.sedar.com, for further information on resources, which is subject to the qualifications and notes set forth therein. Mineral resources which are not mineral reserves, do not have demonstrated economic viability.

Cautionary Note to United States investors concerning estimates of Measured, Indicated and Inferred resources: The information contained herein uses the terms “Measured”, “Indicated”, and “Inferred”

Fronteer Development Group Inc. Management’s Discussion and Analysis, Second Quarter 2009

resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.